                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Yardville National Bancorp
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   985021 10 4
                                   -----------
                                 (CUSIP Number)


                                 Martin Tuchman
                               c/o Interpool, Inc.
                              211 College Road East
                               Princeton, NJ 08540
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 23, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP No. 985021 10 4                                      Page  2 of 5 Pages
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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Martin Tuchman
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     / /
                                                                    (b)     / /
--------------------------------------------------------------------------------
    3      SEC USE ONLY

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    4      SOURCE OF FUNDS

           PF and AF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           / /

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of New Jersey, United States of America
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            NUMBER OF                 7     SOLE VOTING POWER
             SHARES                         504,410
          BENEFICIALLY
            OWNED BY               ---------------------------------------------
         EACH REPORTING               8     SHARED VOTING POWER
           PERSON WITH                       64,590
                                   ---------------------------------------------
                                      9     SOLE DISPOSITIVE POWER

                                            504,410
                                   ---------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                             64,590
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           569,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                         / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.6%
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   14e     TYPE OF REPORTING PERSON

           IN
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                                  Page 2 of 5

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                                  SCHEDULE 13D

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CUSIP No.  985021 10 4                                     Page 3 of 5 Pages
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of the common stock, no par value ("Common Stock"), of Yardville National Bancorp ("YNB"). YNB's principal executive offices are located at 2465 Kuser Road, Hamilton, New Jersey 08690.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is filed by Martin Tuchman, a resident of New Jersey. Mr. Tuchman is chairman and chief executive officer of Interpool, Inc., a Delaware corporation with its executive offices in Princeton, New Jersey ("Interpool"). Interpool's principal business is leasing intermodal chassis and intermodal dry freight containers. The business address of Mr. Tuchman is Interpool, Inc., 211 College Road East, Princeton, New Jersey 08540.

         Mr. Tuchman has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

         Mr. Tuchman is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, Mr. Tuchman is deemed to beneficially own 569,000 shares of Common Stock. Such shares of Common Stock include (i) 440,100 shares held by Mr. Tuchman directly, (ii) 33,000 shares held by Warren Martin Associations, a New Jersey general partnership ("WMA") in which Princeton International Properties (a New Jersey corporation in which Mr. Tuchman has a 90 percent equity interest) has a 50 percent interest, (iii) 20,000 shares held by Martom Associates, a New York general partnership ("Martom") in which Mr. Tuchman owns a 99 percent interest, (iv) 2,000 shares held by the Tuchman Foundation, a New Jersey non-profit corporation ("Foundation") of which Mr. Tuchman is a trustee and (v) 23,900 shares held in Princeton International Properties, Inc. Pension Plan ("PIPIPP") of which Mr. Tuchman is a co-trustee. The number of shares also includes 50,000 shares issuable upon exercise of stock purchase warrants held by WMA, Martom, PIPIPP and Mr. Tuchman. Of these shares, Mr. Tuchman, WMA, Martom and PIPIPP purchased 500,000 shares and 50,000 warrants in a private placement by YNB for a purchase price of $5 million, which was paid with Mr. Tuchman's personal funds and with funds of those affiliated entities.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Tuchman acquired beneficial ownership of 550,000 of the shares of Common stock pursuant to YNB's private placement of its Common Stock and stock purchase warrants in June 2000. Prior to this investment, Mr. Tuchman held 2,400 shares of Common Stock purchased in market transactions. After the June 2000 investment, Mr. Tuchman acquired beneficial ownership of 14,600 shares in market transactions and through YNB's dividend reinvestment program. The shares and warrants Mr. Tuchman is deemed to beneficially own are held for investment purposes.

         Mr. Tuchman intends to acquire additional shares of Common Stock, directly and indirectly, from time to time for investment purposes. Other than as described in the preceding sentence, Mr. Tuchman does not have any plan or proposal that relates to, or would result in, any of the actions enumerated in
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, Mr. Tuchman is deemed to beneficially own 519,000 shares of Common Stock, and the 50,000 shares of Common Stock issuable upon exercise of the stock purchase warrants. Mr. Tuchman has sole power to vote, direct the vote, dispose of, or direct the disposition of 504,410 of such shares.

         Mr. Tuchman (through his interests in WMA, the Foundation, and PIPIPP) has shared power to vote, direct the vote, dispose of or direct the disposition of 64,590 shares. The backgrounds of the persons with whom Mr. Tuchman shares voting and dispositive power through such affiliate entities are as follows:

         WMA is a New Jersey general partnership. Princeton International Properties, Inc. is a New Jersey corporation with its principal business address at 211 College Road East, Princeton, New Jersey 08540, and its principal business of real estate and investments. Mr. Tuchman has a 90 percent interest in Princeton International Properties, Inc. and Princeton International Properties, Inc. has a 50 percent interest in WMA. The Radcliff Group, Inc. owns the remaining 50 percent interest in WMA. Mr. Tuchman shares voting and dispositive power with the individuals who own The Radcliff Group. The Radcliff Group is a Delaware corporation with a principal business address of 695 West Street, Harrison, New York, 10528. Its principal business is business leasing and investment. The Radcliff Group is owned by Warren L. Serenbetz, Sr., President; Warren L. Serenbetz, Jr., Vice President; Paul H. Serenbetz, Stuart
W. Serenbetz and Clay R. Serenbetz, Secretary/Treasurer. To Mr. Tuchman's knowledge all of the owners of the Radcliff Group, Inc. have a principal business address of 695 West Street, Harrison, New York 10528 and are citizens of the United States.

         The Foundation is a New Jersey nonprofit corporation. Mr. Tuchman is a trustee of the Foundation and shares voting and dispositive power with the other three trustees of the foundation, Margaret Tuchman (Mr. Tuchman's wife), Carol Walton and Kenneth Aidekman. Mrs. Tuchman is Trustee and President of the Parkinson Alliance, Inc., a New Jersey nonprofit corporation which raises funds for researchers working to find a cure for Parkinson's disease. Mrs. Tuchman's business address is 211 College Road East, Princeton, New Jersey 08540. Mrs. Tuchman is a citizen of the United States. Ms. Walton is the executive director of The Parkinson Alliance, described above. Her business address is 211 College Road East, Princeton, New Jersey 08540. Mr. Kenneth Aidekman is Vice President of Highview Capital Corporation, a New Jersey investment advisory firm. His business address is Main Street #203, Chatham, New Jersey 07928. To Mr. Tuchman's knowledge, both Ms. Walton and Mr. Aidekman are citizens of the United States.

         PIPIPP is a pension plan. The trust maintained in connection with the plan is governed by New Jersey law and has two trustees, Mr. and Mrs. Tuchman. Mrs. Tuchman's background information is as described in the preceding paragraph.

         To Mr. Tuchman's knowledge, none of Messrs. Warren L. Serenbetz, Sr., Warren L. Serenbetz, Jr., Paul H. Serenbetz, Stuart W. Serenbetz, Clay R. Serenbetz, Mrs. Tuchman, Ms. Walton or Mr. Aidekman has during the last five years (a) been convicted in a criminal proceeding (excluding misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

         Mr. Tuchman (including through his affiliation with WMA, Martom, and PIPIPP) acquired beneficial ownership of 500,000 shares of Common Stock and stock purchase warrants to purchase 50,000 shares of Common Stock directly from YNB on June 23, 2000. The warrants were immediately exercisable on their date of issuance pursuant to their terms. Prior to this investment, Mr. Tuchman held 2,400 shares of YNB's Common Stock purchased in market transactions. After the June 2000 investment, Mr. Tuchman (including through his affiliation with the Foundation) acquired beneficial ownership of 14,600 shares in market transactions and through YNB's dividend reinvestment program.

         Based upon information available to Mr. Tuchman, there are 7,445,814 shares of Common Stock outstanding. Therefore, Mr. Tuchman is deemed to beneficially own 7.6% of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Tuchman does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of YNB.

                                  Page 4 of 5
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Mr. Tuchman does not have nor is he party to any written agreements, contracts, arrangements, understandings, plans or proposals with respect to the securities of YNB or that relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             Date: 04/17/01
                                                   --------



                                             /s/ Martin Tuchman
                                             -----------------------------------
                                             MARTIN TUCHMAN






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